UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-303

The Kroger Co. Savings Plan

1014 Vine Street

Cincinnati, OH 45202

(Full title of the plan and the address of the plan)

The Kroger Co.

1014 Vine Street

Cincinnati, OH 45202

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

THE KROGER CO. SAVINGS PLAN

Financial Statements

And

Supplemental Schedule

December 31, 2011 and 2010

With

Report of Independent Registered

Public Accounting Firm

THE KROGER CO. SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrative Committee of

The Kroger Co. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Kroger Co. Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in the audits of the financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

June 27, 2012

THE KROGER CO. SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

(In Thousands)

	2011	2010

Assets:
Cash	$1,552	$655
Investments, at fair value:
Interest in Master Trust	2,010,837	2,030,323

Receivables:
Notes receivable from participants	46,076	46,507
Accrued income	—	5
	46,076	46,512

Total assets	2,058,465	2,077,490

Liabilities:
Administrative fees payable	130	243

Net assets available for benefits at fair value	2,058,335	2,077,247

Adjustment from fair value to contract value for interest in Master Trust relating to investment contracts	(32,980)	(31,293)

Net assets available for benefits	$2,025,355	$2,045,954

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and 2010

(In Thousands)

	2011	2010
Additions:
Participant contributions	$64,466	$65,983
Investment income - participation in Master Trust	80,210	187,158
Interest income on notes receivable from participants	1,924	2,268

Deductions:
Benefits paid to participants	(165,569)	(136,541)
Administrative expenses	(1,630)	(710)

Net increase (decrease)	(20,599)	118,158

Net assets available for benefits:
Beginning of year	2,045,954	1,927,796

End of year	$2,025,355	$2,045,954

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN

Notes to Financial Statements

(All dollar amounts are in thousands)

1.               Description of Plan:

The following description of The Kroger Co. Savings Plan (Plan) provides only general information.  Participants should refer to the plan document for a more complete description of Plan provisions.

General

The Plan is sponsored by The Kroger Co., an Ohio corporation, and its wholly-owned subsidiaries (collectively the Company).  The Plan is a defined contribution plan covering all employees of the Company who have attained age 21, have been employed 30 days, and have completed 72 hours of service within the 30-day period, excluding those employees eligible to participate under another defined contribution pension plan sponsored by the Company.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Subject to certain limits, participants may contribute up to 75% (7% of compensation for the Plan year if the participant is a highly compensated employee as defined by the Internal Revenue Service) of compensation per pay period to the Plan.  It is at the discretion of participants to modify and direct investments.  Participants are eligible to make catch-up contributions beginning in the year in which they reach age 50.  Participants are also permitted to deposit into the Plan distributions from other qualified plans.

Participant Accounts

Each participant account is credited with the participant contribution and an allocation of Plan earnings or losses.  Allocations of earnings or losses are based upon the performance of the investment funds chosen by the participant.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All accounts of a participant are fully vested at all times.

Benefits

Payment of benefits can be made under various methods, depending upon the reason for the distribution, such as termination of service, death, or retirement, as well as other factors.  At termination, those participants with a balance of less than or equal to one thousand dollars will receive a single lump sum distribution.  Absent specific elections by the participant, those with balances greater than one thousand dollars and less than or equal to five thousand dollars shall be distributed, in the form of a direct rollover, to an individual retirement account designated by the Plan Administrator.  Those with balances greater than five thousand dollars may elect to leave their funds in the Plan or choose other options.  Participants are entitled to benefits beginning at normal retirement age (generally age 65).  Benefits are recorded when paid.

Notes Receivable from Participants

The Plan permits participants to borrow from their vested account.  The maximum amount that may be borrowed is the lesser of fifty thousand dollars or 50% of the vested balance of the account.  Loan terms range from 1-4 years or up to 6 years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest at a rate of Prime plus 1.0%.  The rate is changed quarterly and the Prime rate used for a quarter is the Prime rate on the last business day of the previous quarter.  Principal and interest are paid through periodic payroll deductions.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based on the terms of the Plan document.

Forfeitures

Forfeitures from unclaimed benefits may be used to reduce Employer contributions, reduce administrative services of the Plan or may be reallocated among eligible participants at the end of the plan year. The balance of forfeitures was $4 and $424 at December 31, 2011 and 2010, respectively. For 2011, $4 is being held to be used to reduce administrative services of the Plan. During 2011, $433 was reallocated amount eligible participants.

2.               Summary of Significant Accounting Policies:

Basis of accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Master Trust

The investments of the Plan, along with investments of other plans of The Kroger Co. and its subsidiaries, are pooled for investment purposes in a master trust pursuant to an agreement dated July 1, 2004, between Bank of America N.A., as successor in interest to Merrill Lynch Bank & Trust Co., FSB, the trustee, and the Company — The Kroger Defined Contribution Plan Master Trust (the Master Trust).

Investment valuation and income recognition

The Plan’s investments within the Master Trust are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis.  Gains or losses on sales of securities are based on average cost.  Dividends are recorded on the ex-dividend date.  Income from other investments is recorded as earned.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the Plan.  The Plan invests in investment contracts through the Master Trust.  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from those estimates.

Administrative expenses

The Plan will pay the administrative costs and expenses of the Plan, including the trustee and management fees.  Any expenses that are unable to be allocated to participants are paid by the Company.

Subsequent events

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through the date on which the financial statements were available to be issued.

3.               Investments:

The Plan provides for participant directed investments into common shares of The Kroger Co., mutual funds, collective trusts, stable value funds, and certain retirement date funds, through the investment in the Master Trust.  Investments that represent 5% or more of the Plan’s net assets as of December 31, 2011 and 2010 are as follows:

	2011	2010

Interest in Master Trust, at fair value	$2,010,837	$2,030,323

Included in investment income from the Plan’s participation in the Master Trust is net appreciation from investments bought, sold and held during the year of $41,426 and $151,181 for the years ended December 31, 2011 and 2010, respectively.

4.               Investment Contracts:

The Master Trust holds several synthetic investment contracts which are managed by investment fund managers.  The Master Trust also purchases wrapper contracts from financial institutions which provide assurance that crediting rates will never be less than zero.  All Plans have an undivided interest in each investment contract.  The investment contracts are fully benefit-responsive.  A fully benefit-responsive investment provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or withdrawals initiated by Plan participants under the terms of the ongoing Plan.  Certain employer-initiated events (i.e. layoffs, mergers, bankruptcy, Plan termination) are not eligible for the liquidity guarantee.

In general, issuers may terminate the investment contracts and settle at other than contract value if the qualification status of the employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The following information relates to the Master Trust interest in investment contracts:

	2011	2010
Contract value	$1,071,756	$1,001,156
Fair value	$1,131,141	$1,056,438
Crediting interest rate range	.02% to 6.39%	.05% to 5.23%
Current crediting rate	3.26%	3.70%
Average yield	3.02%	3.44%

The crediting interest rate range for the investment contracts is based upon the contract rate or a predetermined formula that factors in duration, market value, and book value of the investment.  Certain of the crediting rates are adjusted quarterly.  The minimum crediting interest rate for these investments is zero.

5.              Master Trust:

The following is financial information with respect to the Master Trust:

December 31, 2011 and 2010 investment holdings (at fair value):

	2011	2010

Kroger Co. common shares	$981,238	$968,693
Mutual funds	636,138	701,674
Cash and equivalents	124,774	118,362
Fixed maturity synthetic guaranteed investment contracts	116,772	87,474
Constant duration synthetic guaranteed investment contracts	889,594	850,602
Collective trusts	428,460	426,765
Retirement date funds	1,164,530	1,046,880

	$4,341,506	$4,200,450

The net investment income of the Master Trust for the years ended December 31, 2011 and 2010 is summarized as follows:

	For the year ended December 31, 2011
		Net
		Appreciation
	Dividends	(Depreciation)	Total

Kroger Co. common shares	$18,038	$81,842	$99,880
Mutual funds	8,714	(43,930)	(35,216)
Cash and equivalents	4,079	—	4,079
Fixed maturity synthetic guaranteed investment contracts	3,817	—	3,817
Constant duration synthetic guaranteed investment contracts	29,085	—	29,085
Collective trusts	—	(2,503)	(2,503)
Retirement date funds	—	(13,774)	(13,774)

	$63,733	$21,635	$85,368

	For the year ended December 31, 2010
		Net
	Dividends	Appreciation	Total

Kroger Co. common shares	$17,099	$83,127	$100,226
Mutual funds	3,881	91,450	95,331
Cash and equivalents	4,059	—	4,059
Fixed maturity synthetic guaranteed investment contracts	3,000	—	3,000
Constant duration synthetic guaranteed investment contracts	29,168	—	29,168
Collective trusts	—	58,051	58,051
Retirement date funds	—	133,143	133,143

	$57,207	$365,771	$422,978

The underlying investments within the synthetic contracts include corporate, government and mortgage backed debt securities.

As of December 31, 2011 and 2010, the Plan’s interest in the net assets of the Master Trust was 46.32% and 48.34%, respectively.  The Master Trust allocates individual assets to each plan participating in the Master Trust arrangement.  Therefore, the investment results of the Plan may not reflect its proportionate interest in the Master Trust.

6.              Fair Value Measurements:

For financial statement elements currently required to be measured at fair value, Financial Accounting Standards Board (FASB) defines fair value and establishes a framework for measuring fair value, and expands disclosures about the fair value measurements. The standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.

FASB establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•                  Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•                  Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•                  Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2011 and 2010.

•                  Cash and cash equivalents: The carrying value approximates fair value.

•                  Common Stocks: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•                  Mutual Funds: The fair values of these securities are primarily based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•                  Guaranteed Investment Contracts: The investments include cash and cash equivalents, fixed maturity guaranteed investment contracts (GICs) and constant duration GICs.  The fair value of the investments are calculated using the present value of the contract’s future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates. Fair values for variable synthetic GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable swap rates. Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers.

•                  Collective Trusts: The collective trust funds are public investment vehicles valued using a Net Asset Value (NAV) provided by the manager of each fund.  The NAV is based on the underlying net assets owned by the fund, divided by the number of shares outstanding.  The NAV’s unit price is quoted on a private market that is not active.  However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market, and valued at the closing price reported on the active market on which those individual securities are traded. The significant investment strategies of the funds are as described in the financial statements provided by each fund.  There are no restrictions on redemptions from these funds.

•                  Retirement Date Funds: Retirement date funds are made up of investments in mutual funds, custom funds, and collective trusts, and are valued in a manner consistent with that described above.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

While all the investments of the participating plans are deemed part of the Master Trust, each plan does maintain a separate accounting of its share of the investments in the Master Trust.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2011:

	Assets at Fair Value as of December 31, 2011 Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Interest in Master Trust:	$4,341,506
Common Stock:
Kroger Co. common shares		$981,238
Mutual Funds:
Large Cap Funds		349,298
Balanced Funds		112,376
Non US/Global Stock		174,464
Cash and cash equivalents		124,774
Fixed maturity GICs			$116,772
Constant duration GICs			889,594
Collective trusts:
Large Cap Funds			428,460
Retirement Date Funds:
Balanced Funds			1,164,530

Total investments	$4,341,506	$1,742,150	$2,599,356	$—

The GICs shown above include wrap contracts, the fair value of which is immaterial.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2010:

	Assets at Fair Value as of December 31, 2010 Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Interest in Master Trust:	$4,200,450
Common Stock:
Kroger Co. common shares		$968,693
Mutual Funds:
Large Cap Funds		361,727
Balanced Funds		115,663
Non US/Global Stock		224,284
Cash and cash equivalents		118,362
Fixed maturity GICs			$87,474
Constant duration GICs			850,602
Collective trusts:
Large Cap Funds			426,765
Retirement Date Funds:
Balanced Funds			1,046,880

Total investments	$4,200,450	$1,788,729	$2,411,721	$—

The GICs shown above include wrap contracts, the fair value of which is immaterial.

7.              Income Tax Status:

The Plan obtained a determination letter dated December 3, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, complied with the applicable requirements of the Internal Revenue Code (IRC).  The Plan has been amended since receiving this letter. In January 2011, the Plan applied for a new determination letter but has not yet received a reply.  The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for the years prior to 2008.

8.              Risks and Uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

9.              Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall remain fully vested and non-forfeitable.

10.        Related-party and Party-in-interest Transactions:

The Plan’s portion of its interest in the Master Trust included $733,665 and $733,751 of The Kroger Co. common shares at December 31, 2011 and 2010, respectively, at fair value.

The Plan purchased 7,117,568 and 6,242,251 common shares of The Kroger Co. at a cost of $165,880 and $133,785 in 2011 and 2010, respectively, through its interest in the Master Trust.

The Plan sold 8,902,307 and 7,041,344 common shares of The Kroger Co. for $209,910 and $152,533 with a realized gain of $31,121 and $22,154 in 2011 and 2010, respectively, through its interest in the Master Trust.

Bank of America, N.A. and Merrill Lynch provide recordkeeping and investment management services to the Plan.  Therefore, transactions with Bank of America, N.A. and Merrill Lynch qualify as party-in-interest transactions.

11.       Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2011	2010

Net assets available for benefits per the financial statements	$2,025,355	$2,045,954

Adjustment from contract value to fair value for investments in Master Trust	32,980	31,293

Net assets available for benefits per the Form 5500	$2,058,335	$2,077,247

Net investment gain (loss) from master trust investment accounts on the Form 5500 will also reflect these adjustments.

THE KROGER CO. SAVINGS PLAN

EIN: 31-0345740 Plan Number: 004

Schedule H, Part IV, 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

(In Thousands)

			(e)
	(b),(c)	(d)	Current
(a)	Investment description	Cost	value

	Interest in Master Trust	**	$2,010,837

*	Participant loans, 4.25% to 11.0%, 1-6 year maturities	$—	46,076

			$2,056,913

*                         Indicates party-in-interest to the Plan.

**                  Cost of assets is not required to be disclosed as investment is participant directed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE KROGER CO. SAVINGS PLAN
Date: June 27, 2012

	By:	/s/ Paul Heldman
Paul Heldman
Chairman of the Administrative Committee

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm